UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                              File No. 0-49672
                             Amendment Number 5
                                     to
                                 FORM 10-SB


    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                    USA Telcom Internationale
         (Name of Small Business Issuer in its charter)


            Nevada                           88-0408213
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)


 7341 W. Charleston Boulevard,                 89117
    Ste 130, Las Vegas, NV
(Address of principal executive             (zip code)
           offices)

Issuer's telephone number:    (702) 524-4149

Securities to be registered under section 12(b) of the Act:

 Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered



Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 25,000,000 shares authorized, 4,250,000 issued and outstanding as of March 31, 2002.

                              TABLE OF CONTENTS

Part I                                                                      3
 Item 1.Description of Business                                             3
 Item 2.Management's Analysis of Financial Condition and Plan of Operation  8
 Item 3.Description of Property                                            10
 Item 4.Security Ownership of Certain Beneficial Owners and Management     11
 Item 5.Directors and Executive Officers, Promoters and Control Persons    12
 Item 6.Executive Compensation                                             13
 Item 7.Certain Relationships and Related Transactions                     14
 Item 8.Description of Securities                                          14

Part II                                                                    16
 Item 1.Market Price of and Dividends on the Registrant's Common Equity
        and Related Stockholder Matters                                    16
 Item 2.Legal Proceedings                                                  17
 Item 3.Changes in and Disagreements with Accountants                      17
 Item 4.Recent Sale of Unregistered Securities                             17
 Item 5.Indemnification of Directors and Officers                          18

Part F/S                                                                   20

Part III                                                                   38
 Item 1.Index to Exhibits                                                  38

SIGNATURES                                                                 39






INTRODUCTORY STATEMENT

USA Telcom Internationale ("USA Telcom" or the "Company") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The Company seeks to comply with the prerequisites for the listing of our securities on the NASD OTC Bulletin Board. Under the current rules, in order to obtain such listing a company must be a reporting company under the Securities Exchange Act of 1934.

This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate," or "continue," or the negative or other variations thereof are intended to identify forward-looking statements.






                                   Part I

Item 1.   Description of Business

A.Business Development and Summary

The Company was organized under the name USA Telecom by the filing of the Articles of Incorporation with the Secretary of State in the State of Nevada on November 5, 1998 (NV #25940-98). The name of the Company was subsequently changed to USA Telcom on November 17, 1998 and to USA Telcom Internationale on April 25, 2000 by filing Amended Articles of Incorporation with the Secretary of State in the State of Nevada. Hereinafter the "Company" or "USA Telcom" refers to USA Telcom Internationale, USA Telecom, or USA Telcom as may be applicable in the appropriate chronological context. The Articles of Incorporation of the Company authorized the issuance of twenty five million (25,000,000) shares of $0.001 par value Common Stock and no shares of Preferred Stock. As of March 31, 2002, the Company issued approximately 4,250,000 shares of Common Stock to approximately fifty-four (54) shareholders of record.

The Company's primary business objective is to establish itself as an intermediary serving Vietnamese individuals and/or entities seeking to acquire goods and services from the United States and other locales and providers of such goods and services. We are a service company and our primary asset is the long-standing relationships cultivated by our President and CEO Mr. Allen Jones in Vietnam. Our focus is general trade and commerce with Vietnam. The Company expects to continue to generate revenue primarily by engaging as an intermediary in exporting and importing of industrial and consumer goods to and from Vietnam. As of the date of this registration statement, the Company has been engaged in providing these intermediary services and has successfully consummated several transactions. The Company further seeks to promote economics, trade and investment activities between Vietnam and foreign organizations.

Mr. Allen Jones, president of USA Telcom, has been personally involved in business in Vietnam since 1993. During that time, Mr. Jones has built business contacts with numerous individuals associated with Vietnamese government agencies and other entities engaged in international commerce. Those contacts eventually led to joint exploration of business opportunities. Over the course of the past 38 months Mr. Jones has visited Vietnam on approximately twenty (20) separate occasions directly related to the Company's efforts in developing new contacts and additional business.

At the present time, the Company acts as an agent in commercial transactions between Vietnamese purchasers and U.S. manufacturers. In particular, USA
Telcom (a) identifies suitable (with respect to products, quantities, and trade terms) U.S. suppliers for Vietnamese buyers, (b) facilitates communications between the parties, and (c) assists Vietnamese buyers with the preparation of letter of credit (L.C.) documentation and submitting of such to the seller for approval. After buyer and seller approval, the buyer's bank issues a L.C. directly to the seller. The goods transaction is completed based upon the L.C. terms and conditions.

The Company does not acquire and resell goods, rather, it functions in an agency capacity. The Company participates in a bidding process for the purchase of goods by Vietnamese governmental agencies and associated entities and seeks to extend its business so as to provide similar services to private enterprises throughout Vietnam. Once the Company is awarded a purchase contract, it acts on behalf of Vietnamese purchasers in the United States to locate and negotiate the purchase of requested goods. The Company generates revenue in the form of finder fees or sales commissions based upon a percentage of the overall procurement order. On occasion the Company's services are provided on the basis of a flat consulting fee.

USA Telcom has commenced revenue-producing operations. In the approximately 38 months of operations from November 5, 1998 (Date of Inception) to December 31, 2001, the Company incurred a net loss of $86,109. The Company generated revenues of $44,179 and $19,975, for fiscal year end 2001 and 2000, respectively. Additionally, the Company operated with a net loss of $7,067 for fiscal year 2001 as compared to a net loss of $76,059 for fiscal tear 2000. The Company's fiscal year end is December 31.

The Company maintains its corporate office at 7341 West Charleston Boulevard, Suite 130, Las Vegas, NV 89117, (Telephone: (702) 524-4149)/ Facsimile: (702)
838-7843. The Company also maintains an office at 1601 Dove Street Suite 115, Newport beach California, 92660 (Telephone: 949-955-2971/ Facsimile: (949-955-
2973).

B.Business of Issuer

(1)    Principal Products and Services and Principal Markets

The Company plans to function primarily in an agency capacity facilitating the introduction of parties engaged in the purchase and sales of goods and services and the consummation of such transactions. The Company has targeted the Country of Vietnam as it primary market. It has developed significant marketing contacts with local, indigenous consulting firms and informal relationships with officials representing various Vietnamese government ministries.

Through such contacts, the Company participates in a bidding process for the sale of goods to Vietnamese government ministries or local government agencies. USA Telcom may respond to a newspaper ad placed by a government agency soliciting project or equipment bids. The Company employs its knowledge of the market to identify suitable suppliers for a particular bid. Then the Company obtains information about available trade terms from the target supplier and submits a bid on supplier's behalf on a competitive basis. Once the Company has secured an agreement to procure goods on behalf of purchasers, it acts as an agent on behalf of these purchasers in the United States to locate, negotiate and purchase the requested goods.

USA Telcom's typical agreements address specific projects and are short-term in nature. Typically, USA Telcom signs an agreement with a Vietnamese counterpart for (a) one-time intermediary services as relates to procurement of specific equipment or (b) a specific consulting project. Typically USA
Telcom charges a fee calculated as a percentage of the value of the export/import contract, to which the Company's services apply. Sometimes USA Telcom charges a flat consulting fee for information and document preparation advice. The payment to USA Telcom is due typically when USA Telcom has performed the services.

The Company does not currently acquire, manufacture, or ship any goods. The Company simply acts as an agent in commercial transactions between Vietnamese purchasers and U.S. manufacturers. The Vietnamese purchaser contracts with the Company to procure specific U.S. goods. The Company then identifies potential suppliers or manufacturers (generally located in the United States) of the specified goods and facilitates the consummation of the sale. Once the U.S. manufacturer is paid by Vietnamese purchaser usually through letters of credit, wire transfers or cash payments, the goods are shipped directly by the U.S. manufacturer to the Vietnamese purchaser via freight forwarder. The Vietnamese buyer will receive shipment of the ordered goods by ocean freight, airfreight, federal express, or similar shipping method. Generally, the freight forwarder prepares all required export documents and obtains insurance for the shipment. The Company's customers are typically responsible for all customs, clearance procedures, and duties and/or taxation of all goods delivered to and within Vietnam.

The Company has established relationships with Vietnamese Government authorities responsible for the procurement of goods in their effort to accomplish the objectives of the Ministry or Agency at issue. The Company likewise seeks similar relationships with private enterprises. While initial transactions involved certain security equipment sought by police enforcement agencies, the Company has not opted to specialize in any given set or sector of goods. Rather, the Company identifies a demand for certain goods and seeks to provide such goods in an optimal and expeditious fashion on behalf of its customers.

The Company has acted as an intermediary in transactions involving exports of security equipment to a Vietnamese entity affiliated with the Ministry of
Police. Such equipment included the following: x-ray letter and package screening equipment, drug detection equipment, narcotic trace detection equipment and various other products related to general law enforcement. Such equipment may in the future include digital wireless emergency communications systems, digital wireless local loop systems, wireless television transmitting stations, miniature transmitter locating devices, receiving systems, night vision devices, security surveillance systems, audio recording devices, x-ray equipment, handheld radar guns, and fixed-line telecommunications monitoring devices given due authorization from U.S. and Vietnamese regulatory authorities. Revenue generated by such sales for 2000 was the sum of $19,975.00 pertaining to the procurement of law enforcement related equipment and in 2001, the sum of $44,179.00 related to the procurement of equipment and consulting fees generated by the Company related to the procurement of these goods.

(2)    Distribution Methods of the Products or Services

The Company currently does not acquire, manufacture or distribute any goods. The Company acts as an agent in commercial transactions between Vietnamese purchasers and U.S. manufacturers. The Vietnamese purchaser contracts with the Company to procure specific U.S. goods. The Company then identifies potential suppliers or manufacturers (generally located in the United States) of the specified goods and facilitates the consummation of the sale. Once the U.S. manufacturer is paid by Vietnamese purchaser usually through letters of credit, wire transfers or cash payments, the goods are shipped directly by the U.S. manufacturer to the Vietnamese purchaser via freight forwarder. The Vietnamese buyer will receive shipment of the ordered goods by ocean freight, airfreight, federal express, or similar shipping method. Generally, the freight forwarder prepares all required export documents and obtains insurance for the shipment. The Company's customers are typically responsible for all customs, clearance procedures, and duties and/or taxation of all goods delivered to and within Vietnam.

(3)    Status of Any Announced New Product or Service

USA Telcom has not publicly announced any new products or services.

(4)    Competitive Business Conditions and the Issuer's Competitive Position

The Company is an intermediary service provider assisting its customers in procuring consumer and industrial goods from overseas. The Company faces significant competition from manufacturers and suppliers with a physical presence in Vietnam marketing their products directly. Many of these competitors are substantially larger and have substantially greater financial resources than the Company. Likewise, major manufacturers and suppliers often engage the services of distributors located in target markets including cities throughout Vietnam. The distributors often are staffed by local Vietnamese fluent in the language, customs and culture of the country. Often such relationships provide these distributors with exclusivity in the representation of products in the target country. These direct manufacturers/suppliers and distributors aggressively compete for the market share in their given segments. Likewise, such local distributors seek to secure exclusive licensing rights for the distribution of new product not presently available in the target market. The Company endeavors to secure similar rights as an agent working on behalf of purchasers and likewise anticipates securing distributions rights from manufacturers and suppliers of good produced or otherwise originating in the United States. However, the substantial competition faced by the Company grows significantly as Vietnam continues to grow its economy and demand for international goods increases. This may have a significant impact on the Company's ability to compete effectively and derive significant revenue. Notwithstanding these uncertainties, the Company believes that its efforts in establishing relationships in the public and private sector of Vietnam's growing economy will enhance its ability to compete successfully. However, in nurturing business relationships in Vietnam, USA Telcom is counting primarily on the reputation, experience, and contacts of its president, Mr. Allen Jones. There appear to be no significant barriers to enter the U.S.-Vietnamese trade consulting business.

(5)    Raw Materials and Suppliers

The Company does not maintain or require raw materials. To date, the Company does not have any on-going material contracts with suppliers and does not anticipate entering into such agreements in the near future. Suppliers of goods are engaged on an as needed basis where our clients order goods directly. The Company acts in an agency capacity exclusively. Any agreements or contracts are between our clients and suppliers directly.

(6)    Customers

The Company does not foresee that its business in the future will depend on one or a few major customers. Since inception, USA Telcom has targeted as customers various Vietnamese government agencies and their subsidiaries. None of the past or anticipated contracts are long-term in nature. To date, the Company has consummated seven transactions pursuant to agreements with a single Vietnamese government entity.

The Company aggressively seeks to secure additional contracts and new clients. USA Telcom seeks its new customers via examination of invitations for bids in the local press in Vietnam. Additionally, USA Telcom plans to implement direct mail/contact techniques using a list of businesses licensed in Vietnam. We have obtained such a list from the Vietnamese Ministry of Trade. Currently USA Telcom does not advertise its services.

(7)      Patents,  Trademarks,  Licenses,  Franchises,  Concessions,  Royalty
                       Agreements, or Labor Contracts

The Company currently does not have any patents, trademarks, franchises, concessions, royalty agreements, or labor contracts.

(8)    Government Approval of Principal Products or Services.

The Company acts exclusively in an agency capacity. As an intermediary service provider, the Company is not directly affected by government regulation. Any government approval of products or services are secured by manufacturers and suppliers of the goods sold.

The U.S. Department of Commerce provides a list of goods, which require or do not require export licenses. Every time USA Telcom responds to an inquiry from a prospective Vietnamese customer, the Company contacts manufacturers as to the availability and type of export license required. Then USA Telcom confirms the license requirements via a direct contact with a Department of Commerce representative. However, it remains the responsibility of the seller to supply all required export documentation and export licenses.

(9) Effects of Existing or Probable Governmental Regulations

The  Vietnamese government closely controls trade activities such  as  import and export, sale and purchase of goods through tariff and non-tariff measures. These non-tariff measures may include outright bans, quotas, licenses, stamps, and surcharges that are specified on an annual and ad hoc basis. Vietnam imposes export duties on selected goods. However, in recent years rates of import and export duties have been revised downward in keeping with the country's treaty and other international obligations a particularly as these issues related to the United States. The Company is potentially subject to regulatory uncertainty as regulations are potentially subject to change and as an indirect consequence, adversely effect the Company's capacity to conduct business.

Currently, USA Telcom is not required and does not maintain a licensed representative office in Vietnam. However, once the extent of USA Telcom's operations warrants it, USA Telcom plans to establish a licensed representative office in Vietnam. A representative office requires formal authorization from the government of Vietnam. In particular, the process involves (a) preparation of required Ministry of Trade forms, which must disclose information on business purpose, office location, number of employees, etc., and (b) submission to government authorities of such forms accompanied by financial statements and notarized copies of incorporation documents. The corporate activities in Vietnam at the representative office would be subject to the laws of Vietnam as enforced by the Ministry of Trade.

(10) Research and Development Activities

As of the date of this Registration Statement, the Company has not incurred any research and development expenses and does not plan to incur any additional research or development expenses over the next twelve months. No research and development costs are or will be borne directly by customers.

(11) Impact of Environmental Laws

The Company currently does not anticipate that any governmental laws will have an affect on the business of the Company.

(12) Employees

The Company presently has no employees. The Company relies on the efforts of the President/ CEO, Vice President, and officers in Vietnam.

C.Reports to Security Holders

(1)  Annual Reports

USA Telcom intends to deliver annual reports to security holders and the United States Securities and Exchange Commission on Form 10-KSB in accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, as
amended.   Such annual reports will include audited financial statements.

(2)  Periodic Reports with the SEC

As of the date of this Registration Statement, USA Telcom has not been filing periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Hence, USA Telcom will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

(3)  Availability of Filings

The public may read and copy any materials USA Telcom files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 2.Management's Analysis of Financial Condition and Plan of Operation

A.Management's Discussion and Analysis of Financial Condition

This section must be read in conjunction with both the unaudited Financial Statements dated March 31, 2002 and the Audited Financial Statements dated December 31, 2001 included in this Report.

Three  Months Ended March 31, 2002 Compared to Three Months Ended  March  31,
2001

In the three months ended March 31, 2002 as in the three months ended March 31, 2001 USA Telcom generated no revenues from operations. USA Telcom believes that these results are indicative of the difficulty associated with establishing and maintaining key relationships in a foreign market and the time required to penetrate the Vietnamese market. Management also believes that this may be partially attributed to the fact that the Vietnamese
Government sets its budget during the first two quarters of each year and procurements transpire during the last two quarters of a calendar year. While there can be no assurance that the Company will ultimately achieve consistent recurring revenue or profitability, USA Telcom believes that, as its exposure and visibility within the Vietnamese market grows, revenue may increase.

In the three months ended March 31, 2002 USA Telcom generated $1,013 in interest income. There was no interest income in the comparable quarter of 2001.

The   total  expenses  for  the  three  months  ended  March  31,  2002  were approximately $14,170 as compared to approximately $19,842 for the three months ended March 31, 2001. The decrease resulted primarily from a substantial decrease in startup general administrative expenses. During the three months ended March 31, 2001, USA Telcom was still devoting substantial resources to the organization of its operations. Such "startup" expenses as legal, accounting, consulting, investment banking, and filing fees have decreased as USA Telcom accomplished its organization objectives.

The resulting net loss for the three months ended March 31, 2002 was approximately $13,157. In the three months ended March 31, 2001, the net loss was approximately $19,842.

During the three months ended March 31, 2002, USA Telcom financed the net loss of $13,157 via the usage of cash of $12,195, a decrease in accounts receivable of $3,000, and an increase in accumulated depreciation of $68 netted against an increase in interest receivable of $893, an increase in fixed assets of $857, and an increase in receivables from a shareholder of $356. During the three months ended March 31, 2001, USA Telcom financed the net loss via usage of donated capital of $23,357 and a decrease in security deposit of $120 netted against an increase in prepaid expenses of $527 and a decrease in current liabilities of $338.

Twelve Months Ended December 31, 2002 Compared to the Twelve Months Ended December 31, 2000

In the twelve months ended December 31, 2001, USA Telcom generated approximately $44,179 in revenues compared to approximately $19,975 in the twelve months ended December 31, 2000. USA Telcom attributes the increase in revenues to the expansion of planned operations. During 2001, USA Telcom (a) acted as an intermediary in two transactions involving security equipment procurements and (b) performed under four consulting agreements with Vietnamese clients. During 2000, USA Telcom acted as an intermediary in one transaction involving security equipment procurement. The president of USA Telcom performed most of the services. However, the Company compensated a number of Vietnamese independent consultants and accountants for their involvement with document preparation.

The total operating expenses for the twelve months ended December 31, 2001 were approximately $52,197 as compared to approximately $95,754 for the twelve months ended December 31, 2000. The decrease resulted primarily from a substantial decrease in startup general administrative expenses. During the fiscal 2000, USA Telcom was devoting substantial resources to the organization of its operations. Such "startup" expenses as legal, accounting, consulting, investment banking, and filing fees have decreased as USA Telcom accomplished its organization objectives.

In the twelve months ended December 31, 2001, the total operating expenses exceeded the gross operating profit, which resulted in a net loss of approximately $7,067. In the twelve months ended December 31, 2000, the total operating expenses exceeded the gross operating profit, which resulted in a net loss of approximately $76,059.

During the twelve months ended December 31, 2001, USA Telcom financed the net loss via the usage of donated capital of $24,607, the issuance of common stock in the amount of $61,250, a decrease in other assets of $120, and an increase in accumulated depreciation of $18 net of an increase in accounts receivable of $7,500, an increase in interest receivable of $871, a decrease in current liabilities of $338, an increase in investments of $500, and an increase in shareholder receivables of $30,667. During the twelve months ended December 31, 2000, USA Telcom financed the net loss via the issuance of common stock in the amount of $92,536 net of an increase in other assets of $5,120 and a decrease in current liabilities of $2,103.

Liquidity and Capital Resources

At March 31, 2002, USA Telcom had current assets of $40,669, consisting of $36,169 in cash and $4,500 in accounts receivable. At December 31, 2001, USA Telcom had current assets of $55,864, consisting of $48,364 in cash and
$7,500 in accounts receivable. The decrease in cash is attributable to net losses. The decrease in receivables is attributable to completion of contracts and a decline in new orders.

At March 31, 2002, USA Telcom had a working capital of $40,669, which USA Telcom believes is sufficient to continue operations for the next twelve months without significant increases in revenues or additional capital
infusions.   At  December  31, 2001, USA Telcom  had  a  working  capital  of
$55,864.

Typically payment for the Company's services is due and payable at the time services are rendered or procurement is completed. However, in the first quarter of 2002, USA Telcom delayed the collection of certain receivables pending the establishment of a banking account in Vietnam. Currently, USA Telcom no longer anticipates delays in collection of receivables.

Revenue and Cost Recognition

The Company recognizes revenue on an accrual basis as it invoices for finder's fees and consulting services. The Company only recognizes revenue as goods are shipped from a third-party vendor, and contractual terms are fulfilled. The Company does not acquire and resell the goods. The goods are sold and shipped directly from a third-party vendor and the Company receives a finder's fee from the transaction. No shipping or other costs of goods are recorded on the Company's financial statements as of December 31, 2001.

No shipping or other costs of goods are recorded on the Company's financial statements as of December 31, 2001 or March 31, 2002.

The currency used by the Company's customers to pay for our services and the currency used by the Company to pay the majority of our expenses is the U.S. Dollar.

B.Plan of Operation

USA Telcom designates the following as its priorities for the next six (6) to twelve (12) months:

[ ]    Increase in revenues.
[ ]    Listing on the OTC Bulletin Board.
[ ]    Setting up of a representative office in the Country of Vietnam

Sales growth in the next six (6) to twelve (12) months is important for USA Telcom's plan of operations. However, USA Telcom cannot guarantee that it will generate such growth. USA Telcom believes that it has sufficient working capital to continue operations for the next twelve months without significant increases in revenues or additional capital infusions. However, if USA Telcom does not generate sufficient cash flow to support its operations, in twelve (12) to eighteen (18) months it may need to raise additional capital by issuing capital stock in exchange for cash. Currently, the Company's president and CEO, Mr. Allen Jones, is prepared to provide additional capital for the Company in an equity or debt transaction should the need arise. Notwithstanding this, there can be no assurance that USA Telcom would be able to secure additional funds in the future to stay in business.

USA Telcom believes that the fully reporting status with the U.S. Securities and Exchange Commission and the listing of USA Telcom's common stock for trading on the OTC Bulletin Boardr lend an additional degree of credibility to USA Telcom's business operations. Thus, the management of USA Telcom has designated the attainment of the fully reporting status and public listing of the USA Telcom's common stock high short-term priorities.

Currently, USA Telcom is not required and does not maintain a licensed representative office in Vietnam. The business activity of USA Telcom to date has allowed it to utilize and rely on representative office licenses of parties, for which USA Telcom acted in the intermediary capacity. However, once the extent of USA Telcom's operations warrants it, USA Telcom plans to establish a licensed representative office in Vietnam. A representative office requires formal authorization from the government of Vietnam. In particular, the process involves (a) preparation of required Ministry of Trade forms, which must disclose information on business purpose, office location, number of employees, etc., and (b) submission to government authorities of such forms accompanied by financial statements and notarized copies of incorporation documents. The corporate activities in Vietnam at the representative office would be subject to the laws of Vietnam as enforced by the Ministry of Trade.

Item 3.   Description of Property

A.Description of Property

The Company's principal offices are located in an office complex at 7341 West Charleston Boulevard, Suite 130, Las Vegas, NV 89117. The size of the office is approximately 700 square feet. Mr. Allen Jones, President, rents this office space and provides it at no expense to the Company. USA Telcom conducts U.S. business operations, meetings, and stockholder relation activities from the Nevada office.

The Company has access and use of an office in the office complex at 1601 Dove, Suite 115, Newport Beach, CA 92660. The size of the office is approximately 400 square feet. This facility is used for Board of Director Meetings and provides a modest office space and a conference room. Use of the office provided to the Company at no charge by the Company's Secretary and Treasurer, Mr. Browning, who rents the space.

The Company also uses a temporary office in Vietnam at 41 Ngo 40 Ta Quang Buu, Bach Khoa Hai Ba Trung, Ha Noi, Viet Nam. This office is part of a family residence of USA Telcom's president. The size of the office space is approximately 280 square feet. The office is equipped with a personal computer and other office equipment and furniture. USA Telcom uses this space for Vietnam business operations.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

A.Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.



Title of   Name of Beneficial   Number of   % of Class
  Class         Owner (1)        Shares

Common     Allen Jones,        2,200,000      51.77%
Stock      President, Chief
           Executive Officer
           (CEO), and
           Director,
           International

Common     Michael F.            800,000      18.83%
Stock      Browning,
           Secretary,
           Treasurer, and
           Director

Common     Ly Hoang, Executive         0      0.00%
Stock      Vice-President,
           Business
           Development Vietnam

Common     Pat Lee, Vice-              0      0.00%
Stock      President

Common     Chuong Hoang, Vice-         0      0.00%
Stock      President and Chief
           Operating Officer
           (COO), Vietnam

Common     Phi Nguyen, Vice-           0      0.00%
Stock      President, Public
           Relations

Common     Hien Nguyen, Vice-          0      0.00%
Stock      President and Chief
           Financial Officer
           (CFO)

Common     Douglas Owen,               0      0.00%
Stock      Director

Common     Officers and        3,000,000      70.60%
Stock      Directors as a
           Group

Footnotes:

(1). The address of officers and directors in the table is c/o USA Telcom Internationale, 7341 West Charleston Boulevard, Suite 130, Las Vegas, NV 89117.

B.Change in Control

No arrangements exist that may result in a change of control of USA Telcom.

Item 5.   Directors and Executive Officers, Promoters and Control Persons

A.Directors, Executive Officers and Significant Employees

The names, ages, and positions of the Company's directors, executive officers, and significant employees are as follows:

     NAME         AGE          POSITION            POSITION
                                                    STARTED

Allen Jones       64     President,  CEO,  and   November 1998
                         Director
Michael F.        68     Secretary, Treasurer,   November 1998
Browning                 and Director

Ly Hoang          57     Executive  VP,          November 2000
                         Business Development
Pat Lee           44     VP                      November 2000

Chuong Hoang,     55     VP & COO                November 2000
Ph.D.

Phi Nguyen        41     VP, Public Relations    November 2000

Hien Nguyen,      56     VP & CFO                November 2000
Ph.D.

Douglas Owen      61     Director                 March 2001

Mr. Allen Jones, President, CEO and Director of the Company, founded USA Telcom in 1998. Prior to his involvement with USA Telcom, Mr. Jones acquired multiple years of experience working in advisory and intermediary capacity on projects in South Korea, Hong Kong, China, and Vietnam. From 1993 to 1998, Mr. Jones served as an advisor assisting Saigon Electronic & Manufacturing Corporation in the development of the telecommunications business of Saigon Postel in Vietnam. In 1998, Mr. Jones served as Executive Vice-President, Finance, for Harrison Digicom, a U.S. public company, overseeing the operations of subsidiaries Airtel in the U.S. and SGN ETMC in Vietnam. Airtel and SGN ETMC were engaged in telecommunication service development in Vietnam. Mr. Jones was instrumental to negotiations that resulted in the raise of US$5 million in expansion capital from a private European Financial Consortium. Mr. Jones also has been a contributor to Vietnam Humanitarian causes, assisting with a Vietnam Humanitarian Development Corporation setup and donating three forty-foot containers of used hospital equipment to Vietnam.

Mr. Michael F. Browning, Secretary, Treasurer, and Director of the Company, has thirty years of experience in financial analysis, consulting, commercial real estate management, and marketing. Mr. Browning dedicated most of his career to financial feasibility analysis, contract negotiations, marketing, financing, and development management for the real estate industry. From 1987 to 1993, Mr. Browning served as Vice President of Development at Bentall Development Co. From 1993 to present, Mr. Browning has been a partner with Uni-Med Realty Advisors. Mr. Browning holds a degree in Business Administration from University of Arizona, Tucson.

Mr. Ly Hoang, Executive Vice-President Business Development, VN, has developed telecom business relationships with the Vietnam Government, which include Vietnam Post and Telcom (VNPT), Saigon Post and Telcom (SGNPT), and Vietel. Mr. Ly holds a Master Degree's in communication with specialization in television systems and production. Mr. Ly served as Chairman or Director of Harrison Digicom and Airtel from 1997 to 1999. Mr. Ly is currently developing a high-tech complex in Ho Chi Minh city (HCMC-SGN) Vietnam for telecommunications products, services and marketing.

Mr. Pat Lee, Vice President, USA/VN, received his Ph.D. from the School of Engineering at the University of California, Irvine, in 1989 for integrated optics. Dr. Lee's publications include papers on multi-channel integrated electro-optic and acousto-optic devices for optical signal processing and communications. In 1990, Dr. Lee joined Meret Optical Communications, Inc. (an Amoco Company), where he headed the Advanced Technology Group to develop a high-speed optical transmitter using an integrated electro-optic device for application in telecommunication transmission systems. Mr. Lee was Vice-
President, Director of Harrison Digicom and Airtel from 1997 to 1999. Currently he is a telecom consulting engineer to Viet PC, Vietnam.

Mr. Chuong Hoang, Ph.D., Vice President and Chief Operating Officer (CFO) VN, has over 30 years of executive level and engineering experience in the Vietnamese telecommunications industry, especially in data networking and Internet business applications. Most recently, Dr. Hoang was the President and CEO of International Telcom Corporation. From 1985 to 1995, Dr. Hoang served as a Vice President for Vietnam Data Communications (VDC) and the President of a VDC branch in South Vietnam. Dr. Hoang joined VIETPC Vietnam in June of 1997 as the General Manager of Planning and served on the Board of Directors. Dr. Hoang holds a Ph.D. in Engineering.

Ms. Phi Nguyen, Vice President, Public Relations USA/VN, received her Bachelor's of Science in Electrical Engineering from the University of Southern California in 1984. After that, Ms. Nguyen joined Hughes Aircraft Company, Radar Systems Group. Ms. Nguyen is a founder of Radecad Link, Inc. She is currently involved in the coordination of several infrastructure development projects in Vietnam.

Mr. Hein Nguyen, Ph.D., Vice President and Chief Financial Officer (VN), hold a Ph.D. in Business Administration. He currently teaches Stock Market and Banking in Ho Chi Mihn City. He is the author of a book on the stock market in Vietnam. He also serves as a consultant on the stock market to several VN licensed finance firms, public companies and VietPc in Vietnam.

Mr. Douglas Owen, Director, has more than twenty years of real estate development and marketing experience. Previously associated with the Stearns Company and Bentall Development Co., Mr. Owen is currently President of Uni-Med Realty Advisors. Mr. Owen advised multiple clients, including Marriot Hotel Corporation and Bank America, on real estate matters. Mr. Owens holds a degree in Business Administration and Marketing from the University of Utah.

Directors  of  the  Company serve for a term of three years  which  has  been renewed. Except for Mr. Jones, the officers of the Company are currently employed with other entities and businesses and may currently spend up to 10% of their time on activities in furtherance of the Company's business plan.

B.Family Relationships

None.

C.Involvement  on  Certain Material Legal Proceedings During  the  Last  Five
  Years

No  director, officer, significant employee or consultant has been  convicted in a criminal proceeding, exclusive of traffic violations. No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities. No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.   Executive Compensation

A.Remuneration of Directors, Executive Officers, and Significant Employees

      NAME               POSITION            COMPENSATION

Mr. Allen Jones   President,   CEO,   and        None
                  Director

Mr. Michael F.    Secretary,   Treasurer,        None
Browning          and Director

Mr. Ly Hoang      Executive VP,  Business        None
	          Development

Mr. Pat Lee       VP                             None

Mr. Chuong Hoang  VP & COO                       None

Ms. Phi Nguyen    VP, Public Relation            None

Mr. Hien Nguyen   VP & CFO                       None

Mr. Douglas Owen  Director                       None

As of the date of this Registration Statement, no salary has been paid to the Company's officers and directors. Officers and directors of the Company will not receive any compensation until the Company becomes profitable. The Board of Directors will determine the amount of their compensation, which will depend on the profitability of the Company. Mr. Jones, the President and CEO of the Company is the only individual whose primary employment is with the Company. He is presently financial self-sufficient so that he is in a position to forgo compensation from the Company at this time.

In the future, the Board of Directors may set annual bonuses based on profitability and performance of the Company.

B.Employment Contracts

The Company has no employment agreements with any of its officers or directors.

Item 7.   Certain Relationships and Related Transactions

In 2001, the Company loaned $30,667 to Mr. Allen Jones, a shareholder and officer of USA Telcom, for personal USA hospitalization and medical expenses. The loan was initially non-interest bearing and due 365 days from its origination date. The Company recorded imputed interest in the amount of $871 as interest receivable and interest income as of December 31, 2001. The parties have re-negotiated the terms of this loan such that it is now payable together with interest at a rate of 12% on or before December 31, 2002.

Office space and services are provided without charge by a two officer of the Company.

Item 8.   Description of Securities

The Company, a Nevada corporation, is authorized to issue 25,000,000 shares of Common Stock, $0.001 par value. The Company has currently issued approximately 4,250,000 shares of Common Stock to approximately fifty-four
(54) shareholders of record, including officers, and directors of the Company and unaffiliated private investors. The holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, ratably when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; (iv) are entitled to one non-cumulative vote per share of Common Stock, on all matters which stockholders may vote on at all meetings of Shareholders. All of the shares of Common Stock, now outstanding are fully paid and non-assessable; and (v) the holders of Common Stock have no conversion, preemptive or other subscription rights. There is no cumulative voting for the election of directors.

Currently, the Articles of Incorporation of the Company do not authorize issuance of Preferred Stock. However, the Articles of Incorporation of the Company contain provisions that determine certain rights and privileges vested in the holders of Preferred Stock, should such stock be authorized and issued in the future. The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, if such is authorized and issued, would be set by the Board of Directors in its sole discretion.

The Articles of Incorporation of the Company impose certain restrictions on the ability (a) to remove directors, (b) to call special meetings, and (c) to act by written consent. In particular,

* Any director may be removed from office only for cause and only by the affirmative majority vote of the shareholders.

* Special meeting may not be called by any person other than by a majority of the Board of Directors or by the Chairman of the Board or the President.

* Any action by written consent must have prior approval by a majority of the Directors.

These restrictions may delay, defer, or prevent a change in control of the Company.








                                  Part II

Item 1.Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

A.Market for the Registrant's Equity

The Company's equity is currently not traded on any public market and there has been no trading market to date.

B.Outstanding Options, Conversions, and Planned Issuance of Common Stock

As of March 31, 2002, there are no outstanding options, conversions, or planned issuances of common stock of the Company.

C.Security Holders

The Company has currently issued approximately 4,250,000 shares of Common Stock to approximately fifty-four (54) shareholders of record.

D.Securities that Could Be Sold Pursuant to Rule 144

There are 3,000,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. To date, no shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by affiliates, all 3,000,000 are currently freely transferable, but are subject to the resale limitations as outlined under Rule 144(e)(1)-(3). In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale. Further, Rule 144A as currently in effect, in general, permits unlimited resales of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities. Holders As of the date of this registration statement, we had 53 holders of record of our common stock.

The Company conducted a public offering where it issued 1,250,000 shares of the Common Stock to 52 shareholders of record, of which all were unaffiliated shareholders of record, none of whom were officers and directors of the
Company. These shares were not registered pursuant to Section 5 of the Securities Act of 1833, as amended, but were sold in reliance upon an exemption from registration under Rule 504 ("Rule 504"). Under Securities Act Release No. 39-6949, dated July 30, 1992, investors purchasing Rule 504 securities receive unrestricted and freely transferable shares. Therefore, the 1,250,00 shares of Common Stock issued in the Rule 504 offering are free trading securities and may be resold, as they are not subject to Rule 144.

E.Dividends

To the date of this Registration Statement, the Company has not declared nor paid any dividends on its Common Stock.

As of the date of this Registration Statement, the Company does not have a formal dividend policy.

F.Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 500 East Warm Springs Road, Suite 240, Las Vegas, Nevada 89119, (702) 361-3033.

Item 2.   Legal Proceedings

As of the date of this Registration Statement, the Company is not and has not been a party to any pending legal proceeding involving any private party or federal, state, or local authority.

Item 3.   Changes in and Disagreements with Accountants

During the two most recent fiscal years and any later interim period, no principal independent accountant of USA Telcom resigned (or declined to stand for re-election) or was dismissed. To the best of management's knowledge, no disagreements exist between USA Telcom and its principal accountant.

Item 4.   Recent Sale of Unregistered Securities

The Company was incorporated in Nevada on November 5, 1998. The Company is authorized to issue 25,000,000 shares of its $0.001 par value common stock.

On January 10, 1999, the Company issued 600,000 shares of its $.001 par value Common Stock (for $600 cash) to its officers as founders stock as follows:

* USA Telcom issued to Allen Jones 200,000 shares of the Common Stock of the Company and to Michael Browning 400,000 shares of the Common Stock of the Company.

On December 10, 1999, the Company effectuated a 2-for-1 stock split for all issued and outstanding shares of Common Stock of the Company issued and outstanding.

On December 10, 2000, the Company issued 1,800,000 shares of its $.001 par value Common Stock (for $92,536) to the president of the Company as follows:

* USA Telcom issued to Allen Jones 1,800,000 shares of the Common Stock of the Company.

All founders' shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

On July 9, 2001, the State of Nevada issued a permit to USA Telcom to sell securities pursuant to registration by qualification in the state. The offering was exempt from federal registration pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended. On October 31, 2001, USA Telcom closed that offering, in which it sold a total of 1,250,000 shares of its $0.001 par value common stock at $0.05 per share for cash in the amount of $61,500 net of offering costs.

There have been no other issuances of common stock of the Company.

Item 5.   Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the
Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.








                                  Part F/S


Item 1.        Financial Statements









                       USA Telcom Internationale, Inc.

                               Balance Sheets
                                    as of
                         December 31, 2001 and 2000

                                     and

                            Statements of Income,
                          Stockholders' Equity, and
                                 Cash Flows
                             for the years ended
                         December 31, 2001 and 2000

                              TABLE OF CONTENTS





                                                    PAGE

Independent Auditor's Report                         1

Balance Sheet                                        2

Income Statement                                     3

Statement of Stockholders' Equity                    4

Statement of Cash Flows                              5

Footnotes                                            6










G. BRAD BECKSTEAD
Certified Public Accountant
                                                          330 E. Warm Springs
                                                          Las Vegas, NV 89119
                                                                 702.257.1984
                                                           702.362.0540 (fax)

                        INDEPENDENT AUDITOR'S REPORT
June 12, 2002

Board of Directors
USA Telcom Internationale, Inc.
Las Vegas, NV

I have audited the Balance Sheets of USA Telcom Internationale, Inc. (the "Company"), as of December 31, 2001 and 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the balance sheets of USA Telcom Internationale, Inc. as of December 31, 2001 and 2000, and its related statements of operations, equity and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

/s/ G. Brad Beckstead

G. Brad Beckstead, CPA








                       USA Telcom Internationale, Inc.
                                Balance Sheet

                                           December   December
                                              31,        31,
                                             2001       2000
Assets
Current assets:
Cash and equivalents                        $48,364    $9,312
Accounts receivable                           7,500         -
Total current assets                         55,864     9,312

Fixed Assets, net                               482         -

Other assets                                  5,000     5,120
Interest Receivable                             871         -
Shareholder loans                            30,667         -
                                            $92,884   $14,432

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable                                 $-      $338
Total current liabilities                         -       338

Stockholders' equity:
Common stock, $0.001 par value, 25,000,000    4,250     3,000
shares authorized, 4,250,000 and
3,000,000 issued and outstanding as of
10/31/01 and 12/31/00, respectively
Additional paid-in capital                  174,743    90,136
(Deficit)                                   (86,109)  (79,042)
                                             92,884    14,094
                                            $92,884   $14,432

 The accompanying notes are an integral part of these financial statements.








                       USA Telcom Internationale, Inc.
                           Statement of Operations

                          Year        Year
                          ended       ended
                        December    December
                           31,         31,
                          2001        2000

Revenue                 $ 44,179  $   19,975

Expenses:
General administrative    52,179      95,754
expenses
      Depreciation            18
expense
Total expenses            52,197      95,754

Other income or
(expense):
Interest Income              951           -
Interest expense               -        (280)

Net income (loss)       $ (7,067)  $ (76,059)

Weighted average       3,315,068   1,276,754
number of common
shares outstanding

Net income (loss) per   $     (0)  $      (0)
share

 The accompanying notes are an integral part of these financial statements.








                       USA Telcom Internationale, Inc.
                Statement of Changes in Stockholders' Equity
  For the period November 5, 1998 (Date of Inception) to December 31, 2001

                                        Additio  (Deficit)     Total
                                          nal     Accumula    Stockhol
                                        Paid-in     ted         ders'
                                        Capital    During      Equity
                        Common Stock             Development
                       Shares    Amount             Stage


Balance, December 31,      -   $      -  $      -  $       -  $       -
1998

Shares issued for     1,200,000     600         -          -        600
cash

Net (loss) for the                                    (2,983)    (2,983)
year ended
December 31, 1999

Balance, December     1,200,000     600         -     (2,983)    (2,383)
31, 1999

Shares issued for     1,800,000     900    91,636                92,536
cash

2-for-1 forward split             1,500    (1,500)                    -


Net (loss) for the                                   (76,059)   (76,059)
year  ended
December 31, 2000

Balance, December     3,000,000   3,000    90,136    (79,042)    14,094
31, 2000

Donated capital               -       -    24,607          -     24,607


Shares issued         1,250,000   1,250    60,000                61,250
pursuant to Rule
504 offering

Net income for the                                    (7,067)    (7,067)
period ended
December 31, 2001

Balance, December     4,250,000 $ 4,250 $ 174,743  $ (86,109)  $ 92,884
31, 2001

 The accompanying notes are an integral part of these financial statements.









               USA Telcom Internationale, Inc.
                   Statement of Cash Flows

                                        Year ending  December 31
                                            2001        2000

Cash flows from operating activities
Net income (loss)                      $    (7,067)   $ (76,059)
Depreciation                                    18            -
Adjustments to reconcile net income
 (loss) to net cash (used) by
 operating activities:
  (Increase) in accounts receivable         (7,500)           -
  (Increase) in interest receivable           (871)           -
  (Increase) decrease in other assets          120       (5,120)
  (Decrease) in current liabilities           (338)      (2,103)
Net cash (used) by operating               (15,638)     (83,282)
activities

Cash flows from investing activities
Net cash used by investing activities         (500)           -
                                              (500)           -
Cash flows from financing activities
  Donated capital                           24,607            -
  Shareholder Loan Receivables             (30,667)
  Issuance of common stock                  61,250       92,536
Net cash provided by financing              55,190       92,536
activities
Net increase in cash                        39,052        9,254
Cash - beginning                             9,312           58
Cash - ending                          $    48,364   $    9,312

Supplemental disclosures:
  Interest paid                        $         -   $      280
  Income taxes paid                    $         -   $        -

 The accompanying notes are an integral part of these financial statements.








                       USA Telcom Internationale, Inc.
                                    Notes

Note 1 - Significant accounting policies and procedures

Organization
The Company was organized November 5, 1998 (Date of Inception) under the laws of the State of Nevada, as USA Telcom Internationale, Inc. The Company is authorized to issue 25,000,000 shares of $0.001 par value common stock.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue recognition
The Company recognizes revenue on an accrual basis as it invoices for finder's fees and consulting services. The Company only recognizes revenue as goods are shipped from a third-party vendor, and contractual terms are fulfilled. The Company does not acquire and resell the goods. The goods are sold and shipped directly from a third-party vendor and the Company receives a finder's fee from the transaction. No shipping or other costs of goods are recorded on the Company's financial statements as of December 31, 2001.

Reporting on the costs of start-up activities
Statement  of Position 98-5 (SOP 98-5), "Reporting on the Costs  of  Start-Up
Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Loss per share
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period.
The Company had no dilutive common stock equivalents, such as stock options or warrants as of December 31, 2001 and 2000.

Advertising Costs
The Company expenses all costs of advertising as incurred. There were no advertising costs included in selling, general and administrative expenses.

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2001. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Impairment of long lived assets
Long lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at December 31, 2001.

Segment reporting
The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Dividends
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

Stock-Based Compensation:
The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of FAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by FAS No. 123.

Recent pronouncements
In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Tangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that all purchase price allocable to an assembled workforce may not be accounted for separately. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. The Company is required to adopt the provisions of SFAS 141 immediately, except with regard to business combinations initiated prior to July 1, 2001, and to adopt SFAS 142 effective with the fiscal year beginning January 1, 2002. The Company does not expect the adoption of SFAS No. 142 to have a material impact on the earnings and financial position of the Company.

In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company will be required to adopt this statement no later than January 1, 2003. The Company is currently assessing the impact of this statement on its results of operations, financial position and cash flows.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. However it retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and for measurement of long-lived assets to be disposed of by sale. This statement applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, for the disposal of segments of a business. This statement requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The Company will be required to adopt this statement during the fiscal year beginning January 1, 2002. The Company does not expect the adoption of SFAS No. 144 to have a material impact on the earnings and financial position of the Company.

During December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB No. 101") which provides guidance on recognition, presentation, and disclosure of revenue in financial statements. SAB No. 101 does not impact the Company's revenue recognition policies.

The FASB recently issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income, if the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company's adoption of SFAS No. 133 has not had a material impact on earnings or financial position.

Note 2 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

                   U.S federal statutory rate      (34.0%)
                   Valuation reserve                34.0%
                   Total                               -%

As of December 31, 2001, the Company has a net operating loss carryforward of approximately $87,000 for tax purposes, which will be available to offset future taxable income. If not used, this carryforward will expire in 2021. The deferred tax asset relating to the operating loss carryforward of approximately $30,000 has been fully reserved at December 31, 2001.

Note 3 - Other assets

The "other assets" account consists of a $5,000 good faith deposit paid to a private European lending group. The deposit may be released upon execution of a lending agreement with the private lending group.

Note 4 - Stockholder's equity

The Company is authorized to issue 25,000,000 shares of its $0.001 par value common stock.

All references to shares issued and outstanding reflect the 2-for-1 stock split effected December 2000.

The Company issued 1,200,000 shares of its $.001 par value common stock to its officers as founders stock issued for cash in the amount of $600.

The Company issued 1,800,000 shares of its $.001 par value common stock to its officers as founders stock issued for cash in the amount of $92,536.

An officer of the Company donated cash to the Company in the amount of $24,607.

The Company issued 1,250,000 shares of its $0.001 par value common stock for cash of $62,500 (net of $1,250 in offering costs) pursuant to a Rule 504 of the Securities and Exchange Commission Act of 1933 offering.

There have been no other issuances of common stock.

Note 5 - Related party transactions

The Company loaned $30,667 to a shareholder. The loan bears interest at a rate of 12% per annum and is due on December 30, 2002. The Company has recorded imputed interest in the amount of $871 as interest receivable and interest income as of December 31, 2001.

Office  space  and  services are provided without charge by  a  director  and
shareholder.   Such  costs  are immaterial to the financial  statements  and, accordingly, have not been reflected therein.

Note 6 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.












                       USA Telcom Internationale, Inc.

                               Balance Sheets
                                    as of
                               March 31, 2002

                                     And

                              December 31, 2001
                                     And
                          Statements of Operations,
                                     And
                                 Cash Flows
                         for the Three Months Ending
                           March 31, 2002 and 2001









                              TABLE OF CONTENTS



                                                           Page
Independent Accountant's Review Report                      1
Balance Sheet                                               2
Income Statement                                            3
Statement of Cash Flows                                     4
Footnotes                                                   5









G. BRAD BECKSTEAD
Certified Public Accountant
                                                          330 E. Warm Springs
                                                          Las Vegas, NV 89119
                                                                 702.257.1984
                                                           702.362.0540 (fax)

                   INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Board of Directors
USA Telcom Internationale, Inc.
Las Vegas, NV

I have reviewed the accompanying balance sheet of USA Telcom Internationale, Inc. (a Nevada corporation) as of March 31, 2002 and the related statements of operations for the three-months ended March 31, 2002 and 2001, and statements of cash flows for the three-month period ending March 31, 2002 and 2001. These financial statements are the responsibility of the Company's management.

I conducted my reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements referred to above for them to be in conformity with generally accepted accounting principles.

I have previously audited, in accordance with generally accepted auditing standards, the balance sheet of USA Telcom Internationale, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the year then ended (not presented herein) and in my report dated March 7, 2002, I expressed an unqualified opinion on those financial statements.


/s/G. Brad Beckstead

April 24, 2002








                      USA Telcom Internationale, Inc.
                                Balance Sheet

                                            March   December
                                             31,       31,
                                            2002      2001
Assets
Current assets:
Cash and equivalents                        $36,169  $48,364

Accounts receivable                           4,500    7,500
Total current assets                         40,669   55,864
Fixed assets, net                             1,271      482
Security deposit                              5,000    5,000
Interest receivable - shareholder             1,764      871
Shareholder loans                            31,023   30,667

                                            $79,727  $92,884
Liabilities and Stockholders' Equity
Current liabilities:                            $ -      $ -
Total current liabilities                         -        -
Stockholders' equity:                         4,250    4,250
Common stock, $0.001 par value,
25,000,000 shares authorized, 4,250,000
and 3,000,000 issued and outstanding as
of 12/31/01 and 12/31/00, respectively
Additional paid-in capital                  174,743  174,743
(Deficit)                                   (99,266) (86,109)

                                            $79,727  $92,884

                                             79,727   92,884







The accompanying notes are an integral part of these financial statements. 2








                       USA Telcom Internationale, Inc.
                           Statement of Operations

                                    Three months ending       Year
                                         March 31,           ending
                                                            December
                                                               31,
                                        2002        2001      2001

Revenue                                    $ -        $ -   $ 44,179
Expenses:
General administrative expenses         14,102     19,842     52,179
Depreciation expense                        68          -         18
Total expenses                          14,170     19,842     52,197
Other income or (expense):
Interest income                          1,013          -        951
Interest expense                             -          -          -
Net (loss)                           $ (13,157) $ (19,842) $  (7,067)
Weighted average number of common    4,250,000  1,200,000  3,315,068
shares outstanding - basic and
fully diluted
Net (loss) per share - basic and          $ (0)      $ (0)      $ (0)
fully diluted



















The accompanying notes are an integral part of these financial statements. 3









                       USA Telcom Internationale, Inc.
                           Statement of Cash Flows

                                  Three months      Year
                                     ending        ending
                                    March 31,    December 31,

                                 2002      2001      2001

Cash flows from operating
activities
Net (loss)                     $(13,157) $(19,842) $(7,067)


Depreciation                         68         -       18
Adjustments to reconcile net
(loss) to
net cash (used) by operating
activities:
(Increase) decrease in accounts   3,000         -   (7,500)
receivable
(Increase in interest              (893)        -     (871)
receivable - shareholder
(Increase) in prepaid expenses        -      (527)       -
(Increase) decrease in security       -       120      120
deposit
(Decrease) in current                 -      (338)    (338)
liabilities
Net cash (used) by operating    (10,982)  (20,587) (15,638)
activities
Cash flows from investing
activities
Purchase of fixed assets           (857)        -     (500)
                                   (857)        -     (500)
Cash flows from financing
activities
Donated capital                       -    23,357   24,607
Shareholder loans receivable       (356)        -  (30,667)

Issuance of common stock              -         -   61,250
Net cash provided by financing     (356)   23,357   55,190
activities
Net increase in cash            (12,195)    2,770   39,052

Cash - beginning                 48,364     9,312    9,312
Cash - ending
                                $36,169   $12,082  $48,364
Supplemental disclosures:
Interest paid                       $ -       $ -      $ -
Income taxes paid                   $ -       $ -      $ -



The accompanying notes are an integral part of these financial statements. 4








                       USA Telcom Internationale, Inc.
                                    Notes

Note 1 - Basis of Presentation

The consolidated interim financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these consolidated interim financial statements be read in conjunction with the financial statements of the Company for the year ended December 31, 2000 and notes thereto included in the Company's Form 10-SB filing with the US Securities and Exchange Commission. The Company follows the same accounting policies in the preparation of interim reports.

Results of operations for the interim periods are not indicative of annual results.

Note 2 - Fixed assets

The Company purchased $857 worth of equipment during the period ended March 31, 2002. Depreciation expense totaled $68 for the three months ended March 31, 2002.

Note 3 - Related party transactions

The Company does not lease or rent any property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.








                                  Part III

Item 1.   Index to Exhibits

 Exhibit            Name and/or Identification of Exhibit
 Number

    3      Articles of Incorporation & By-Laws
              a. Articles of Incorporation of the Company filed
                 November 5, 1998 and Amendments Thereto
              b. By-Laws of the Company adopted November 5, 1998

   23      Consent of Experts and Counsel
              Consents of independent public accountants










                                 SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                       USA TelCom Internationale, Inc.
                                (Registrant)

Date:     July 11, 2002


By:  /s/ Allen Jones

     Allen Jones, President, CEO and Director









Exhibit 3(a): Articles of Incorporation of the Company filed November 5, 1998 and Amendments Thereto

                          Articles of Incorporation
                                     of
                                 USA TELECOM

Know all men by these present that the undersigned have this day voluntarily associated ourselves together for the purpose of forming a corporation under and pursuant to the provisions of Nevada Revised Statutes 78.010 to Nevada Revised Statues 78.090 inclusive as amended and state and certify that the articles of incorporation are as follows:

First:         Name

The name of the corporation is USA TELECOM.  (The "Corporation.")

Second:        Resident Office and Agent

The address of the registered office of the corporation in the State Of Nevada is 1600 East Desert Inn Rd. Suite 102 in the city of Las Vegas, County of Clark, Nevada 89109. The name and address of the corporation's registered agent in the State of Nevada is Shawn F. Hackman, at said address, until such time as another agent is duly authorized and appointed by the corporation.

Third:         Purpose and Business

The purpose of the corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Nevada Revised Statutes of the State of Nevada, including, but not limited to the following:

(a) The Corporation may at any time exercise such rights, privileges, and powers, when not inconsistent with the purposes and object for which this corporation is organized;
(b) The Corporation shall have power to have succession by its corporate name in perpetuity, or until dissolved and its affairs wound up according to law;
(c) The Corporation shall have power to sue and be sued in any court of law or equity;
(d)  The Corporation shall have power to make contracts;
(e) The Corporation shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Nevada, or in any other state, territory or country;
(f) The corporation shall have power to appoint such officers and agents as the affairs of the Corporation shall require and allow them suitable compensation;
(g) The Corporation shall have power to make bylaws not inconsistent with the constitution or laws of the United States, or of the State of Nevada, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business and the calling and holding of meetings of stockholders;
(h) The Corporation shall have the power to wind up and dissolve itself, or be wound up or dissolved;
(i) The Corporation shall have the power to adopt and use a common seal or stamp, or to not use such seal or stamp and if one is used, to alter the
     same.   The  use of a seal or stamp by the corporation on any  corporate documents is not necessary. The Corporation may use a seal or stamp, if it desires, but such use or non-use shall not in any way affect the legality of the document;
(j) The Corporation Shall have the power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures and other obligations and evidence of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for another lawful object;
(k) The Corporation shall have the power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidence in indebtedness created by any other corporation or corporations in the State of Nevada, or any other state or government and, while the owner of such stock, bonds, securities or evidence of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any;

(l) The Corporation shall have the power to purchase, hold, sell and transfer shares of its own capital stock and use therefor its capital, capital surplus, surplus or other property or fund;
(m) The Corporation shall have the power to conduct business, have one or more offices and hold, purchase, mortgage and convey real and personal property in the State of Nevada and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia and in any foreign country;
(n) The Corporation shall have the power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its articles of incorporation, or any amendments thereof, or necessary or incidental to the protection and benefit of the Corporation and, in general, to carry on any lawful business necessary or incidental to the attainment of the purposes of the Corporation, whether or not such business is similar in nature to the purposes set forth in the articles of incorporation of the Corporation, or any amendment thereof;


(o) The Corporation shall have the power to make donations for the public welfare or for charitable, scientific or educational purposes;
(p) The Corporation shall have the power to enter partnerships, general or limited, or joint ventures, in connection with any lawful activities.

Fourth:        Capital Stock

1. Classes and Number of Shares. The total number of shares of all classes of stock, which the corporation shall have authority to issue is Twenty Five Million (25,000,000), consisting of Twenty Five (25,000,000) shares of Common Stock, par value of $0.001 per share (The "Common Stock")

2.   Powers and Rights of Common Stock

(a)  Preemptive  Right.   No shareholders of the Corporation  holding  common
     stock shall have any preemptive or other right to subscribe for any additional unissued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Corporation;
(b) Voting Rights and Powers. With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Common Stock standing in his/her name;
(c)  Dividends and Distributions
     (i) Cash Dividends. Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board of Directors from time to time out of assets of funds of the Corporation legally available therefor;
     (ii) Other Dividends and Distributions. The Board of Directors may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock;
     (iii) Other Rights. Except as otherwise required by the Nevada Revised Statutes and as may otherwise be provided in these Articles of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation;

3.    Preferred  Stock.   The  powers, preferences,  rights,  qualifications,
  limitations and restrictions pertaining to the Preferred Stock, or any series thereof, shall be such as may be fixed, from time to time, by the Board of Directors in its sole discretion, authority to do so being hereby expressly vested in such board.

4. Issuance of the Common Stock and the Preferred Stock. The Board of Directors of the Corporation may from time to time authorize by resolution the issuance of any or all shares of the Common Stock and the Preferred Stock herein authorized in accordance with the terms and conditions set forth in these Articles of Incorporation for such purposes, in such amounts, to such persons, corporations, or entities, for such consideration and in the case of the Preferred Stock, in one or more series, all as the Board of Directors in its discretion may determine and without any vote or other action by the stockholders, except as otherwise required by law. The Board of Directors, from time to time, also may authorize, by resolution, options, warrants and other rights convertible into Common or Preferred stock (collectively
  "securities").   The  securities  must be issued  for  such  consideration, including cash, property, or services, as the Board or Directors may deem appropriate, subject to the requirement that the value of such consideration be no less than the par value if the shares issued. Any shares issued for which the consideration so fixed has been paid or delivered shall be fully paid stock and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon, provided that the actual value of such consideration is not less that the par value of the shares so issued. The Board of Directors may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock divided or split-up of the shares of the Common Stock only to the then holders of the outstanding shares of the Common Stock.

5. Cumulative Voting. Except as otherwise required by applicable law, there shall be no cumulative voting on any matter brought to a vote of stockholders of the Corporation.

Fifth:         Adoption of Bylaws

In the furtherance and not in limitation of the powers conferred by statute and subject to Article Sixth hereof, the Board of Directors is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the Bylaws of the Corporation (the "Bylaws").

Sixth:         Shareholder Amendment of Bylaws

Notwithstanding Article Fifth hereof, the bylaws may also be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock, regardless of class and voting together as a single voting class.

Seventh:       Board of Directors

The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors. Except as may otherwise be provided pursuant to Section 4 or Article Fourth hereof in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, the exact number of directors of the Corporation shall be determined from time to time by a bylaw or amendment thereto, providing that the number of directors shall not be reduced to less that two (2). The directors holding office at the time of the filing of these Articles of Incorporation shall continue as directors until the next annual meeting and/or until their successors are duly chosen.

Eighth:        Term of Board of Directors

Except as otherwise required by applicable law, each director shall serve for a term ending on the date of the third Annual Meeting of Stockholders of the Corporation (the "Annual Meeting") following the Annual Meeting at which such director was elected. All directors shall have equal standing.

Not withstanding the foregoing provisions of this Article Eighth each director shall serve until his successor is elected and qualified or until his death, resignation or removal; no decrease in the authorized number of directors shall shorten the term of any incumbent director; and additional directors, elected pursuant to Section 4 or Article Fourth hereof in connection with rights to elect such additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, shall not be included in any class, but shall serve for such term or terms and pursuant to such other provisions as are specified in the resolution of the Board or Directors establishing such class or series.

Ninth:         Vacancies on Board of Directors

Except as may otherwise be provided pursuant to Section 4 of Article Fourth hereof in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors, or any vacancies on the Board of Directors resulting from death, resignation, removal, or other causes, shall be filled solely by the quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified or until such director's death, resignation or removal, whichever first occurs.

Tenth:         Removal of Directors

Except as may otherwise be provided pursuant to Section 4 or Article Fourth hereof in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock entitled to vote in connection with the election of such director, provided, however, that where such removal is approved by a majority of the Directors, the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the election of such director shall be required for approval of such removal. Failure of an incumbent director to be nominated to serve an additional term of office shall not be deemed a removal from office requiring any stockholder vote.

Eleventh:      Stockholder Action

Any action required or permitted to be taken by the stockholders of the Corporation must be effective at a duly called Annual Meeting or at a special meeting of stockholders of the Corporation, unless such action requiring or permitting stockholder approval is approved by a majority of the Directors, in which case such action may be authorized or taken by the written consent of the holders of outstanding shares of Voting Stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law these Articles have been satisfied.

Twelfth:       Special Stockholder Meeting

Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board or the President. Special meeting may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by the person or persons calling the meeting, within the limits fixed by law.

Thirteenth:    Location of Stockholder Meetings

Meetings of stockholders of the Corporation may be held within or without the State of Nevada, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of the Nevada Revised Statutes) outside the State of Nevada at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

Fourteenth:    Private Property of Stockholders

The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever and the stockholders shall not be personally liable for the payment of the corporation's debts.

Fifteenth:     Stockholder Appraisal Rights in Business Combinations

To the maximum extent permissible under the Nevada Revised Statutes of the State of Nevada, the stockholders of the Corporation shall be entitled to the statutory appraisal rights provided therein, with respect to any business Combination involving the Corporation and any stockholder (or any affiliate or associate of any stockholder), which required the affirmative vote of the Corporation's stockholders.

Sixteenth:     Other Amendments

The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by applicable law and all rights conferred on stockholders herein granted subject to this reservation.

Seventeenth:   Term of Existence

The Corporation is to have perpetual existence.

Eighteenth:    Liability of Directors

No director of this Corporation shall have personal liability to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officers involving any act or omission of any such director or officer. The foregoing provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

Nineteenth:    Name and Address of first Directors and Incorporators

The name and address of the incorporators of the Corporation and the first Directors of the Board of Directors of the Corporation, which shall be one
(1) in number is as follows:

                                 DIRECTOR #1
                           Shawn F. Hackman, Esq.
                      1600 E. Desert Inn RD. Suite 102
                             Las Vegas, NV 89109

I, Shawn F. Hackman, Esq., being the first director and Incorporator herein before named, for the purpose of forming a corporation pursuant to the Nevada Revised Statutes of the State of Nevada, do make these Articles, hereby declaring and certifying that this is my act and deed and the facts herein stated are true and accordingly have hereunto set my hand this 5th day of November, 1998.

By: /s/
Shawn F. Hackman, Esq.

Verification

State Of Nevada

County Of Clark

On this 5h day of November, 1998, before me, the undersigned, a Notary Public in and for said State, personally appeared Shawn F. Hackman, Esq. personally known to me (or proved to me on the basis of satisfactory evidence) to be the person who subscribed his name to the Articles of Incorporation and acknowledged to me that he executed the same freely and voluntarily and for the use and purposes therein mentioned.

By: /s/ Loree Richards

Notary Public in and for said
County and State








                   CERTIFICATE OF AMENDMENT TO ARTICLES OF
                                INCORPORATION
                                     of
                                 USA TELECOM

I, Shawn F. Hackman certify that:

1. The original articles were filed with the Office of the Secretary of State on November 5, 1998.

2. As of the date of this certificate, 0 shares of stock of the corporation have been issued.

3. The undersigned who represent more than two-thirds of the incorporators hereby adopted the following amendments to the Articles of Incorporation of this Corporation:

First: Name of Corporation.

The name of the corporation is USA TELCOM.  (The "Corporation.")

/s/ Shawn F. Hackman
Shawn F. Hackman, Incorporator'

State of Nevada
County of Clark

On  November 10, 1998, personally appeared before me, a Notary public,  Shawn
F. Hackman, who acknowledged that they executed the above instrument.

/s/ Loree Richards

A Notary Public in and for said County and State.








                 CERTIFICATE OF AMENDMENT TO ARTICLES OF
                                INCORPORATION
                                     of
                                 USA TELECOM
I, Allen Jones certifies that:

1. The original articles were filed with the Office of the Secretary of State on November 5, 1998.
2. As of the date of this certificate, 600,000 shares of stock of the corporation have been issued.
     First: Name of Corporation.
     The name of the corporation is USA TELCOM INTERNATIONALE
     (the "Corporation")

/s/ Allen Jones
Allen Jones, President

State of Nevada
County of Clark

On April 25, 2000, personally appeared before me, a Notary public, Allen Jones, who acknowledged that they executed the above instrument.

/s/ Nina S. Delise

A Notary Public in and for said County and State.









Exhibit 3(b): By-Laws of the Company adopted November 5, 1998

                                   BYLAWS
                                     OF
                                 USA TELECOM

                             Article I: Offices

The principal office of USA TELECOM ("Corporation") in the Sate of Nevada shall be located in Las Vegas, County of Clark. The Corporation may have such other offices, either within or without the State of Nevada, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

                          Article II: Shareholders

Section 1. Annual Meeting. The annual meeting of the shareholders shall be held during the first ten (10) days in the month of June in each year, or on such other date during the calendar year as may be designated by the Board of Directors. If the day fixed for the annual meeting shall be a legal holiday in the State of Nevada, such meeting shall be held on the next succeeding business day. If the election of Directors shall be held on the day designated herein for any annual meeting of the shareholders or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be.

Section 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than ten percent (10%) of all the outstanding shares of the Corporation entitled to vote at the meeting.

Section 3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Nevada, unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within our without the State of Nevada, unless otherwise prescribed by statute, as the place for the holding, of such meeting. If no designation is made, the place of meeting shall be the principal office of the Corporation.

Section 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall, unless otherwise prescribed by statute, be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation with postage thereon prepaid.

Section 5. Closing of Transfer Books or Fixing of Record. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case fifty (50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least fifteen (15) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than thirty (30) days and, in case of a meeting of shareholders, not less than ten (10) days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make a complete list of shareholders entitled to vote at each meeting of shareholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such lists shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during, the whole time of the meeting for the purposes thereof.

Section 7. Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his or duly authorized attorney-in- fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting. A meeting of the Board of Directors my be had by means of telephone conference or similar communications equipment by which all persons participating in the meeting can hear each other, and participation in a meeting under such circumstances shall constitute presence at the meeting.

Section 10. Voting of Shares by Certain Holders. Shares standing in the name of another Corporation may be voted by such officer, agent or proxy as the Bylaws of such Corporation may prescribe or, in the absence of such provision, as the Board of Directors of such Corporation may determine.

Shares held by an administrator, executor, guardian or conservator may be voted by him either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledge shall be entitled to vote the shares so transferred.

Shares of its own stock belonging to the Corporation shall not be voted directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

Section 11. Informal Action by Shareholders. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                       Article III: Board of Directors

Section 1. General Powers. The business and affairs of the Corporation shall be managed by its Board of Directors.

Section 2. Number, Tenure and Qualifications. The number of Directors of the Corporation shall be fixed by the Board of Directors, but in no event shall be less than one (1). Each Director shall hold office until the next annual meeting of shareholder and until his successor shall have been elected and qualified.

Section 3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of
Directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than such resolution.

Section 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any two Directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place for holding any special meeting of the Board of Directors called by them.

Section 5. Notice. Notice of any special meeting shall be given at least one (1) day previous thereto by written notice delivered personally or mailed to each Director at his business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United Sates mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any Directors may waive notice of any meeting. The attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 6. Quorum. A majority of the number of Directors Fixed by Section 2 of the Article III shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

Section 7. Manner of Acting. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 8. Action Without a Meeting. Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the Directors.

Section 9. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors though less than a quorum of the Board of Directors, unless otherwise provided by law. A Director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any Directorship to be filled by reason of an increase in the number of Directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of Directors by the shareholders.

Section 10. Compensation. By resolution of the Board of Directors, each Director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as a Director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation thereof.

Section 11. Presumption of Assent. A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

                            Article IV: Officers

Section 1. Number. The officers of the Corporation shall be a President, one or more Vice Presidents, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors, including a Chairman of the Board. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person. Officers may be Directors or shareholders of the Corporation.

Section 2. Election and Term of Office. The officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the First meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected and shall have qualified, or until his death, or until he shall resign or shall have been removed in the manner hereinafter provided.

Section 3. Removal. Any officer or agent may be removed by the Board of Directors whenever, in its judgement, the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights, and such appointment shall be terminable at will.

Section   4.   Vacancies.   A  vacancy  in  any  office  because  of   death,
resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

Section  5.   President.   The  President shall be  the  principal  executive
officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the Corporation. He shall, when present, preside at all meetings of the shareholders and of the Board of Directors, unless there is a Chairman of the Board, in which case the Chairman shall preside. He may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deed, mortgages, bonds, contract, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by there Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed, and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

Section 6. Vice President. In the absence of the President or in the event of his death, inability or refusal to act, the Vice President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice
President shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors. If there is more than one Vice President, each Vice President shall succeed to the duties of the President in order of rank as determined by the Board of Directors. If no such rank has been determined, then each Vice President shall succeed to the duties of the President in order of date of election, the earliest date having the first rank.

Section 7. Secretary. The Secretary shall: (a) keep the minutes of the Board of Directors in one or more minute books provided for the purpose; (b) see that all notices are duly given in accordance with the provisions of the Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President certificates for share of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; and (g) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 8. Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation: (b) receive and give receipts for moneys due and payable to the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these Bylaws, and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such sureties as the Board of Directors shall determine.

Section 9. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a Director of the Corporation.

                            Article V: Indemnity

Section 1. Definitions. For purposes of this Article, "Indemnity" shall mean each Director or Officer who was or is a party to, or is threatened to be made a part to, or is otherwise involved in, any Proceeding (as hereinafter defined), by reason of the fact that he or she is or was a Director or Officer of this Corporation or is or was serving in any capacity at the request of this Corporation as a Director, Officer, employee, agent, partner, or fiduciary of, or in any other capacity for, another corporation, partnership, joint venture, trust, or other enterprise. The term "Proceeding" shall mean any threatened, pending, or completed action or suit (including, without limitation, an action, suit or proceeding by or in the right of this Corporation', whether civil, criminal, administrative or investigative.

Section 2. Indemnification. Each Indemnitee shall be indemnified and held harmless by this Corporation for all actions taken by him or her, and for all omissions (regardless of the date of any such action or omission), to the fullest extent permitted by Nevada law, against all expense, liability and loss (including, without limitation, attorney fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding. Indemnification pursuant to this Section shall continue as to an Indemnitee who has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors and administrators. This Corporation may, by action of its Board of Directors, and to the extent provided in such action, indemnify employees and other persons as though they were Indemnitees. The rights to indemnification as provided in this Article shall be non-exclusive of any other rights that any person may have or hereafter acquire under an statute, provision of this Corporation's Articles of Incorporation or Bylaws, agreement, vote of stockholders or Directors, or otherwise.

Section 3. Financial Arrangements. This Corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a Director, Officer, employee or agent of this Corporation, or is or was serving at the request of this Corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in such capacity, whether or not this Corporation has the authority to indemnify him or her against such liability and expenses.

The other financial arrangements which may be made by this Corporation may include, but are not limited to, (a) creating a trust fund; (b) establishing a program of self-insurance; (c) securing its obligation of indemnification by granting a security interest or other lien on any of this Corporation's assets, and (d) establishing a letter of credit, guarantee or surety. No financial arrangement made pursuant to this section may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud, or a knowing violation of law, except with respect to advancing, expenses or indemnification ordered by a court. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by this Corporation or any other person approved by the Board of Directors, even if all or part of the other person's stock or other securities is owned by this Corporation. In the absence of fraud:

(a) the decision of the Board of Directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section, and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

(b) the insurance or other financial arrangement is not void or voidable; does not subject any Director approving it to personal liability for his action; and even if a Director approving the insurance or other financial arrangement is a beneficiary of the insurance or other Financial arrangement.

Section 4. Contract of Indemnification. The provisions of this Article relating to indemnification shall constitute a contract between this Corporation and each of its Directors and Officers, which may be modified as to any Director or Officer only with that person's consent or as specifically provided in this section. Notwithstanding any other provision of the Bylaws relating to their amendment generally, any repeal or amendment of this Article which is adverse to any Director or Officer shall apply to such Director or Officer only on a prospective basis and shall not limit the rights of an Indemnitee to indemnification with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these Bylaws, no repeal or amendment of these Bylaws shall affect any or all of this Article so as to limit or reduce the indemnification in any manner unless adopted by (a) the unanimous vote of the Directors of this Corporation then serving, or (b) the stockholders as set forth in Article XII hereof, provided that no such amendment shall have retroactive effect inconsistent with the preceding sentence.

Section 5. Nevada Law. References in this Article to Nevada law or to any provision thereof shall be to such law as it existed on the date these Bylaws were adopted or as such law thereafter may be changed, provided that (a) in the case of any change which expands the liability of an Indemnitee or limits the indemnification rights or the rights to advancement of expenses which this Corporation may provide, the rights to limited liability, to indemnification and to the advancement of expenses provided in this Corporation's Articles of Incorporation, these Bylaws, or both shall continue as theretofore to the extent permitted by law; and (b) if such change permits this Corporation, without the requirement of any further action by stockholders or Directors, to limit further the liability of Indemnitees or to provide broader indemnification rights or rights to the advancement of expenses than this Corporation was permitted to provide prior to such change, liability thereupon shall be so limited and the rights to indemnification and advancement of expenses shall be so broadened to the extent permitted by law.

             Article VI: Contracts, Loans, Checks, and Deposits

Section 1. Contracts. The Board of Directors may authorize any office or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

           Article VII: Certificates for Shares and Their Transfer

Section 1. Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the President and by the Secretary or by such other officers authorized by law and by the Board of Directors so to do, and sealed with the corporate seal. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, expect that in case of a lost, destroyed or mutilated certificate a new one may be issued therefore upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

Section 2. Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes, provided, however, that upon any action undertaken by the shareholder to elect S Corporation status pursuant to Section 1362 of the Internal Revenue Code and upon any shareholders agreement thereto restricting the transfer of said shares so as to disqualify said S Corporation status, said restriction on transfer shall be made a part of the Bylaws so long as said agreements is in force and effect.

                          Article VIII: Fiscal Year

The fiscal year of the Corporation shall begin on the 1st day of January and end on the 31st day of December of each year.

                            Article IX: Dividends

The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and condition provided by law and its Articles of Incorporation.

                          Article X: Corporate Seal

The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation and the state of incorporation and the words "Corporate Seal."

                        Article XI: Waiver of Notice

Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or Director of the Corporation under the provision of the Articles of Incorporation or under the provisions of the applicable Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

                           Article XII: Amendments

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors, or by the shareholder as any regular or special meeting of the shareholders.

The above Bylaws are certified to have been adopted by the Board of Directors of the Corporation on the 5th day of November 1998.

/s/ Allen Jones
Allen Jones, Director









Exhibit 23: Consent of Experts and Counsel

G. BRAD BECKSTEAD
Certified Public Accountant
                                                          330 E. Warm Springs
                                                          Las Vegas, NV 89119
                                                                 702.257.1984
                                                           702.362.0540 (fax)


June 12, 2002

To Whom It May Concern:

I have issued my report dated June 12, 2002, accompanying the financial statements of USA Telcom Internationale, Inc. for the years ended December 31, 2001 and 2000. I hereby consent to the incorporation by reference of said report in the Form 10SB to be filed with the US Securities and Exchange Commission.

Signed,

/s/ G. Brad Beckstead

G. Brad Beckstead, CPA